

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2007

Mr. E. Geoffrey Albers
Chief Executive Officer and Chief Financial Officer
Australian Oil & Gas Corporation
2480 North Tolemac Way
Prescott, AZ 86305

> **Re:** **Australian Oil & Gas Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-26721**

Dear Mr. Albers:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and response letter dated August 2, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 2: Summary of Significant Accounting Policies, page F-7

Undeveloped mineral interests and oil and gas properties, page F-7

1.   We have reviewed the expanded proposed disclosure to be included in your
        amended Form 10-KSB in response to comment 9 of our letter dated June 25,
        2007. We note your discussion of asset impairment relates primarily to the
        analysis performed for proved properties. As you currently have no reserves,
        please revise your disclosures to discuss the impairment analysis performed to
        assess your unproved property interests and clarify or remove the impairment
        discussion related to proved properties.

Note 5: Related Party Transactions, page F-9

2.   Please expand your disclosures in note 5 and in Item 12 on page 29 to discuss the
        interests held by Mr. Albers in the registrant and Alpha and Nations before and
        after the purchase on April 12, 2006.

Note 9: Acquisition of Subsidiaries, page F-10

3.   We note from your response to comment 11 from our letter dated June 25, 2007,
        that your chief executive officer Mr. Albers beneficially owned 53% of Australian
        Oil and Gas Corp and approximately 99% of Alpha and Nations. Thus it appears
        that the acquisitions of Alpha and Nations represent common control transactions,
        and under paragraph 11 of SFAS 141, they do not represent business
        combinations. Please revise your financial statements to account for and disclose
        the acquisitions based on the guidance in paragraphs D11 to D18 of SFAS 141.
        In this regard, we would expect that the acquisitions should have been recorded
        using the carrying amounts of Alpha and Nations at the date of transfer and no
        extraordinary gain, as discussed in comment 3 of our letter dated June 25, 2007,
        should have been recognized.

4.   We note from your disclosures that the business purpose of the acquisitions of
        Alpha and Nations was to acquire their interests held in the Browse Basin and in
        the Australian sector of the Timor Sea, respectively. However, you state in your
        response to comment 11 that the net assets acquired from the purchase of Alpha
        and Nations consist of cash and current receivables. Please identify the carrying
        value of these property interests in Alpha and Nations financial statements that
        will be used in accounting for the common control transactions as discussed in the
        comment above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant